Exhibit 99.3

The following table sets forth certain summary consolidated financial information for the three and nine months ended September 30, 2014 and 2013 in respect of HudBay Minerals Inc. (“Hudbay”) and its subsidiaries, certain of which are guarantors in respect of Hudbay’s US$920,000,000 aggregate principal amount of 9.5% senior unsecured notes (the “Notes”) due October 1, 2020.  The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by Hudbay’s existing and future subsidiaries, other than unrestricted subsidiaries and certain excluded subsidiaries that include subsidiaries that own the Constancia and Rosemont projects; the Notes are guaranteed by: Hudson Bay Mining and Smelting Co., Limited, Hudson Bay Exploration and Development Company Limited and HudBay Marketing & Sales Inc.

This disclosure is being provided pursuant to Part 13.4 of National Instrument 51-102.  Additional continuous disclosure relating to Hudbay can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov.

	For the three months ending September 30:
	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
(000’s)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Total revenue	—	—	185,395	130,179	—	—	36	—	185,431	130,179
Profit (loss) continuing operations - attributable to owners	37,928	1,435	45,592	(974)	(11,697)	6,993	(22,575)	(2,721)	49,248	4,733
Profit (loss) - attributable to owners	37,928	1,435	45,592	(974)	(11,697)	6,993	(22,575)	(2,721)	49,248	4,733

	For the nine months ending September 30:
	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
(000’s)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Total revenue	—	—	455,035	403,519	—	—	(23,496)	(22,799)	431,539	380,720
Profit (loss) continuing operations - attributable to owners	32,046	(49,422)	37,473	35,617	(41,136)	(57,967)	(6,012)	25,918	22,371	(45,854)
Profit (loss) - attributable to owners	32,046	(49,422)	37,473	35,617	(41,136)	(57,967)	(6,012)	25,918	22,371	(45,854)

	As at September 30, 2014 and December 31, 2013:
	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
(000’s)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Current assets	63,306	92,219	339,054	453,170	326,297	379,025	1,977	744	730,634	925,158
Non-current assets	3,294,209	2,347,384	1,464,100	1,259,673	6,226,150	3,113,176	(6,191,679)	(3,801,405)	4,792,780	2,918,828
Current liabilities	66,069	32,333	169,653	192,975	209,667	115,973	1,976	753	447,365	342,034
Non-current liabilities	1,051,936	784,179	1,436,852	1,322,925	1,590,762	540,819	(1,330,914)	(773,678)	2,748,636	1,874,245

1 This column includes all necessary amounts to eliminate all intercompany balances between the Guarantor credit supporters and the non-guarantor others, and other adjustments to arrive at the information for Hudbay on a consolidated basis.